Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges ($’s in millions except Ratio of Earnings to Fixed Charges)

	Three Months Ended March 31, 2012	2011	2010	2009	2008	2007
Income Before Provision for Income Taxes	72.0	368.1	387.9	432.5	438.9	426.3
Add Back: Fixed Charges
Interest Expense	9.1	37.0	46.0	45.7	47.4	28.3
Interest Component of Rental Expense1	2.4	10.3	9.5	10.7	10.0	11.6
Earnings as Adjusted	83.5	415.4	443.4	488.9	496.3	466.2
Fixed Charges:
Interest Expense	9.1	37.0	46.0	45.7	47.4	28.3
Interest Component of Rental Expense1	2.4	10.3	9.5	10.7	10.0	11.6
Total Fixed Charges	11.5	47.3	55.5	56.4	57.4	39.9
Ratio of Earnings to Fixed Charges	7.3	8.8	8.0	8.7	8.6	11.7

1
Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.  The purpose is to estimate the amount of interest paid due to operating the majority of our facilities under operating leases.